Exhibit 99.1

Bellatrix announces the successful commissioning of the Blaze pipeline

TSX, NYSE MKT: BXE

CALGARY, April 2, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that Bellatrix has completed a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze") completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant located at 04-31-048-12W5.  Bellatrix has secured firm processing capacity of 100 MMcf/d in the plant.  The pipeline was commissioned on April 1, 2014 at 11:00am reaching 35 MMcf/d in the first day of operation.  In the fourth quarter of 2013 and in the first quarter of 2014, Bellatrix installed a total of 8 field booster compressors located at 13-5-45-9W5 (tie-in point to the Blaze pipeline) with capacity of 97 MMcf/d.  As the pipeline is ramped up to full capacity and current constraints are removed over the next couple of weeks Bellatrix expects that the previously announced production restrictions in west central Alberta will be alleviated.

Bellatrix continues to focus on growth by development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 742 net remaining Cardium locations, 381 net Notikewin/Falher and 128 Mannville locations representing a net remaining investment of $4.97 billion (based on current costs). Bellatrix has approximately 416,631 net undeveloped acres and including all opportunities of approximately 2,000 net exploitation drilling opportunities identified, with capital requirements of $10.1 billion representing over 30 years of drilling inventory based on current annual cash flow and costs.  The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, expectations that production restrictions will be alleviated, drilling inventory and capital costs and time to develop, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on asix to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 12:39e 02-APR-14